UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

Amendment No. 1

APPLICATION FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Petroleos de Venezuela, S.A.

(Exact Name of Registrant as Specified in Its Charter)

Venezuelan National Petroleum Company

(Translation of Registrant’s Name into English)

(Issuer)

PDVSA Petroleo, S.A.

(Guarantor)

(Names of Applicants)

Avenida Libertador, Edificio Petróleos de Venezuela

Torre Este, La Campiña

Caracas 1050, Venezuela

(Address of principal executive office)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

TITLE OF CLASS	AMOUNT
8.50% Senior Secured	Up to $5,325,000,000 aggregate principal amount
Notes due 2020

Approximate date of proposed public offering:

September 16, 2016

Name and address of agent for service:	With a copy to:
Corporation Service Company	Hogan Lovells US LLP
530 Seventh Avenue, Suite 909	700 Louisiana Street, Suite 4300
New York, NY 10018	Houston, TX 77002

The Applicants hereby amend this Application on such dates as may be necessary to delay its effectiveness until such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 1 (this “First Amendment”) to the Application for Qualification of Indentures on Form T-3 (File No. 022-29027) filed by Petroleos de Venezuela, S.A. and PDVSA Petroleo, S.A Holdings Limited, with the SEC on September 16, 2016 (the “Form T-3”), is being filed solely to file the Supplement No. 1 dated September 26, 2016, of the Offering Circular dated September 16, 2016, attached here to as Exhibit T3E-1.

This First Amendment is not intended to amend or delete any part of the Form T-3. All other information set forth in the Form T-3 is unchanged and has been omitted form this First Amendment. Any capitalized terms used herein without definition have the meanings ascribed thereto in the Form T-3.

CONTENTS OF APPLICATION

This application for qualification comprises:

(a)	Pages numbered 1 to 5.

(b)	The statement of eligibility and qualification on Form T-1 of the Trustee to be qualified, filed previously with the Form T-3 filed on September 16, 2016.

(c)	The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

EXHIBIT	DESCRIPTION

Exhibit T3A	Not applicable (1) (2)

Exhibit T3B-1	Bylaws of the Company, as in effect on the date of filing hereof translated to English*

Exhibit T3B-2	Bylaws of the Guarantor, as in effect on the date of filing hereof translated to English*

Exhibit T3C	Form of Indenture, to be dated as of the effective date, among the Company, the Guarantor, the Trustee and the other parties named therein, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear*

Exhibit T3D	Not Applicable.

Exhibit T3E	Offering Circular dated as of September 16, 2016 by the Company*

Exhibit T3E-1	Supplement no. 1 of the Offering Circular, to be dated as of September 26, 2016 by the Company.

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA*

Exhibit 25.1	Statement of eligibility and qualification of the trustee on Form T-1*

(1)	The By-laws of the Company (as attached in Exhibit T3B-1) are the charter for all purposes under Venezuelan law.
(2)	The By-laws of the Guarantor (as attached in Exhibit T3B-2) are the charter for all purposes under Venezuelan law.
*	Previously filed with the Form T-3

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Caracas, Venezuela on September 27, 2016.

(SEAL)			PETROLEOS DE VENEZUELA, S.A.

Attest:	/s/ Ana Maria España		By:	/s/ Renny Bolivar

	Name:	Ana Maria España		Name:	Renny Bolivar
				Title:	Financial Planning Executive Director

(SEAL)			PDVSA PETROLEO, S.A.

Attest:	/s/ Ana Maria España		By:	/s/ Renny Bolivar

	Name:	Ana Maria España		Name:	Renny Bolivar
				Title:	Financial Planning Executive Director

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A	Not applicable (1) (2).

Exhibit T3B-1	Bylaws of the Company, as in effect on the date of filing hereof translated to English.*

Exhibit T3B-2	Bylaws of the Guarantor, as in effect on the date of filing hereof translated to English.*

Exhibit T3C	Form of Indenture, to be dated as of the effective date, among the Company, the Guarantor, the Trustee and the other parties named therein, in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear.*

Exhibit T3D	Not Applicable.

Exhibit T3E	Offering Circular dated as of September 16, 2016 by the Company.*

Exhibit T3E-1	Supplement no. 1 of the Offering Circular, to be dated as of September 26, 2016 by the Company.

Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA.*

Exhibit 25.1	Statement of eligibility and qualification of the trustee on Form T-1.*

(1)	The By-laws of the Company (as attached in Exhibit T3B-1) are the charter for all purposes under Venezuelan law.
(2)	The By-laws of the Guarantor (as attached in Exhibit T3B-2) are the charter for all purposes under Venezuelan law.
*	Previously filed with the Form T-3.

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